BB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04017352

3-18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RODGERS BROTHERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WOOD STREET 7TH FLOOR
(No. and Street)

PITTSBURGH	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK RODGERS (412) 281 1940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SISTER AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

2101 GRANT BUILDING	PITTSBURGH	PA	15219 2300
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2004
813

PROCESSING SECTION FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK RODGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODGERS BROTHERS INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

Notarial Seal
Denise R. Rodgers, Notary Public
Pittsburgh, Allegheny County
My Commission Expires May 29, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS BROTHERS, INC.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 5, 2004

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 117,773	$ 107,207
Receivable from clearing organization	39,049	32,081
Receivables from investment advisory customers	94,135	71,584
Securities owned (Note 3)		
Marketable	11,250	13,938
Other	67,943	80,519
Cash deposit with clearing organization	25,055	24,950
Furniture and equipment, at cost less accumulated depreciation of $10,240 and $11,419	2,618	5,754
	$ 357,823	$ 336,033
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 19,937	$ 18,381
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	202,234	182,000
Total shareholders' equity	337,886	317,652
	$ 357,823	$ 336,033

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2003	2002
Revenues		
Commissions, net of clearing costs	$ 592,798	$ 503,665
Investment advisory fees	323,359	248,202
Net dealer inventory and investment losses	(139,704)	(48,230)
Oil and gas royalties	13,386	2,274
Interest and dividends	3,930	7,100
Private placement fee (Note 8)	--	15,000
	793,769	728,011
Expenses		
Employee compensation and benefits	541,596	485,188
Communications	65,046	66,982
Occupancy and equipment rental	54,235	52,103
Other operating expenses	103,023	92,509
Interest expense	427	1,227
	764,327	698,009
Income before provision for income taxes	29,442	30,002
Provision for income taxes (Note 5)	9,208	12,639
Net income	$ 20,234	$ 17,363

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2002	$ 980	$ 134,672	$ 164,637	$ 300,289
Net income	--	--	17,363	17,363
Balance, December 31, 2002	980	134,672	182,000	317,652
Net income	--	--	20,234	20,234
Balance, December 31, 2003	$ 980	$ 134,672	$ 202,234	$ 337,886

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows from operating activities		
Net income	$ 20,234	$ 17,363
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	3,136	4,870
Increase (decrease) in cash from changes in		
Receivable from clearing organization	(6,968)	8,600
Receivables from investment advisory customers	(22,551)	(27,511)
Securities owned	15,264	43,865
Cash deposit from clearing organization	(105)	50
Accrued expenses	1,556	(13,336)
Other	--	271
Net cash provided by operating activities	10,566	34,172
Cash flows from investing activities		
Proceeds from sale of furniture and equipment	--	883
Net cash used in investing activities	--	883
Net increase in cash	10,566	35,055
Cash, beginning of year	107,207	72,152
Cash, end of year	$ 117,773	$ 107,207
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ 13,150	$ 19,265
Cash paid for interest	$ 427	$ 1,227

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the "Company") is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company provides agency transaction services and manages investment advisory accounts for its clients. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

Marketable securities at December 31, 2003 and 2002 consist of U.S. government obligations, corporate bonds and corporate stocks and are reported at market value. Net realized and unrealized gains and losses resulting from the difference between the acquisition cost of securities or premiums paid for purchased options and the selling price or market value is included in revenue from net dealer inventory and investment losses in the accompanying statements of income. During 2003, the Company traded options and short sale securities for its own account resulting in a net loss of $122,866.

Other securities at December 31, 2003 and 2002 consist of investments in limited partnerships, NASD warrants and certificates of deposit and are reported at estimated fair value. NASD warrants consist of warrants to purchase 4,500 shares of The NASDAQ Stock Market, Inc. at an exercise price increasing from $14.00 per share in 2003 to $16.00 per share in 2006 (year of expiration).

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 3 to 5 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market values consist of the following at December 31:

	2003	2002
Corporate bonds	$ 11,250	$ 12,750
Corporate stocks	--	733
U.S. government obligations	--	455
	$ 11,250	$ 13,938

Other securities at estimated values consist of the following at December 31:

	2003	2002
Investment in limited partnerships	$ 42,000	$ 50,000
NASD warrants	15,075	20,100
Certificates of deposit	10,868	10,419
	$ 67,943	$ 80,519

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $181,110, which was $81,110 in excess of its required minimum net capital of $100,000. At December 31, 2003, the Company's net capital ratio was .11 to 1.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2003	2002
Federal income tax	$ 4,551	$ 7,602
State income tax	4,657	5,037
	$ 9,208	$ 12,639

The income tax provision differs from the expense that would result from applying federal and state statutory tax rates to income before income taxes because certain expenses are not deductible for income tax purposes.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2003 and 2002, no contributions were made by the Company to the plan.

NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease which has been cancelled as of August 31, 2004. Total rental expense for office space was $51,100 in 2003 and $47,233 in 2002.

Future minimum rental payments under this lease are $34,067 through August 31, 2004.

The Company also leases office equipment pursuant to an informal agreement with an entity whose owners are shareholders of the Company. The lease is classified as an operating lease. Rent expense totaled $5,500 for 2003 and $10,000 for 2002.

NOTE 8 - RELATED PARTY TRANSACTION

During 2002, the Company earned a 4% fee for the private placement of interests in limited partnerships. The managing general partner of the limited partnership and the shareholders of the Company are related.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMISSION

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital		
Total shareholders' equity	$	337,886
Deduct shareholders' equity not allowable for net capital		--
Total shareholders' equity qualified for net capital		337,886
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		337,886
Deductions and/or charges		
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, NASD warrants, and investment in oil and gas limited partnership		(153,828)
Net capital before haircuts on securities positions		184,058
Haircuts on securities		
A. Contractual securities commitments		--
B. Securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Equity		(2,707)
2. Certificates of deposit		(54)
3. Undue concentrations		(187)
Net capital	$	181,110
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	19,937
Computation of basic net capital requirement		
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,329
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	81,110
Ratio: Aggregate indebtedness to net capital	$	.11 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2003 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.